September 18, 2020

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beam Therapeutics Inc.

Confidential Submission of the Draft Registration Statement on Form S-1

On behalf of our client, Beam Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) relating to the proposed offering of the Company’s common stock.

Please note that the business and other disclosure in the Draft Registration Statement is based substantially on disclosure contained in the Registration Statement on Form S-1 of the Company (File No. 333-233985) (the “IPO Registration Statement”) that was fully reviewed by Tonya K. Aldave and Dietrich King of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on February 5, 2020.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following February 5, 2020, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act. The Company undertakes to publically file its Registration Statement no later than 48 hours prior to any requested effective date and time.

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If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at (617) 235-4961 or thomas.danielski@ropesgray.com.

Very truly yours,

/s/ Thomas Danielski
Thomas Danielski, Esq.

Enclosures

cc:	John Evans (Beam Therapeutics Inc.)

Marc Rubenstein, Esq. (Ropes & Gray LLP)